SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Teton Advisors, Inc.

(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

88165Y 200
(CUSIP Number)

Bruce N. Alpert
Teton Advisors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-7732
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ March 30, 2009_______________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 88165Y 200    (Class A Common Stock)
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Bruce N. Alpert
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 60,661 (Item 5)
	: 8 : : :	Shared voting power NONE
	: 9 : : :	Sole dispositive power 60,661 (Item 5)
	:10 : : :	Shared dispositive power NONE
11	Aggregate amount beneficially owned by each reporting person 60,661 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 6.84%
14	Type of reporting person (SEE INSTRUCTIONS) IN

CUSIP No. 88165Y 200    (Class B Common Stock)
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Bruce N. Alpert
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 419 (Item 5)
	: 8 : : :	Shared voting power NONE
	: 9 : : :	Sole dispositive power 419 (Item 5)
	:10 : : :	Shared dispositive power NONE
11	Aggregate amount beneficially owned by each reporting person 419 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.10%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Amendment No. 1 to Schedule 13D on the Class A Common Stock (the “Class A Common Stock”) and the Class B Common stock (the “Class B Common Stock,” together with the Class A Common Stock, the “Common Stock) of Teton Advisors, Inc., (“Teton”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on February 19, 2009.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.                                Identity and Background
(a)   This statement is being filed by Bruce N. Alpert (the “Reporting Person”).
(b)   The Reporting Person’s business address is One Corporate Center, Rye, New York 10580.
(c)   The Reporting Person is the Chairman and a director of Teton, Senior Vice President of GAMCO Investors, Inc., Vice President of Gabelli & Company, Inc., and Executive Vice President and Chief Operating Officer of Gabelli Funds, LLC, each having its principal office at One Corporate Center, Rye, New York 10580.
(d)   During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)   During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.   On April 24, 2008, the Securities and Exchange Commission (the "Commission") filed a civil action against the Reporting Person in which the Commission is seeking, among other things, an injunction against the Reporting Person from future violations of certain provisions of the federal securities laws.
(f)           The Reporting Person is a citizen of the United States of America.

Item 4.                                Purpose of Transaction

Item 4 to Schedule 13D is amended, in pertinent part, as follows:

                On March 30, 2009, the Board of Directors of Teton, of which the Reporting Person serves as Chairman, approved the de-registration of the shares of Teton’s Class B Common Stock under the Securities Exchange Act of 1934 (“Exchange Act”) since the Class B Common Stock are eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Item 5.                                Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:

 (a), (b)  On March 20, 2009, in connection with the distribution of Class B Common Stock of Teton by GAMCO Investors, Inc. (“GBL”) to its shareholders of record as of March 10, 2009, each GBL shareholder received 14.930 shares of Teton’s Class B Common Stock for each 1,000 shares of GBL owned.  As of March 20, 2009, there were 887,443 shares of Class A Common Stock outstanding and 416,800 shares of Class B Common Stock.  Pursuant to the Certificate of Incorporation of Teton, the Class B Common Stock is convertible at any time into Class A Common Stock at a one to one ratio.   On March 20, 2009, giving effect to the above referenced distribution, the Reporting Person then beneficially owned the shares of Common Stock as follows:
Name	Shares of Class A Common Stock	% of Ownership of Class A Common Stock	Shares of Class B Common Stock	% of Ownership of Class B Common Stock	Total Number of Shares of Class A Common Stock if such Reporting Person’s Class B Shares were Converted	% of Ownership of Class A Common Stock if such Reporting Person’s Class B Shares were Converted
Bruce N. Alpert	60,242	6.79%	419	0.10%	60,661	6.84%

(c)           Except as set forth in Item 3 of this Schedule 13D, within the last 60 days, no other transaction in shares of Class A Common Stock or Class B Common Stock was effected by the Reporting Person.
(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Common Stock or Class B Common Stock.
(e)           Since the Reporting Person does not own more than 5% of the Class  B Common Stock, the Reporting Person intends on ceasing to file amendments to Schedule 13D at the time Teton files to de-register its Class B Common Stock. Accordingly, this is an exit filing.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                      April 1, 2009

By: /s/ Bruce N. Alpert
Bruce N. Alpert